SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT
Date of Report: June 30, 2007
IWI HOLDING LIMITED (Exact name of registrant as specified in its charter)
Oakmont Centre, 1010 Executive Court, #300, Westmont, IL 60559 (Address of Principal Executive Offices)
Registrant's telephone number, including area code: (630) 887-2388
BVI (State or other jurisdiction of incorporation)	0-25108 (Commission File Number)	None (IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE
For Further Information:

Joseph Lau IWI Holding Limited (630) 887-8288
Draft

IWI HOLDING LIMITED ANNOUNCES
SECOND QUARTER RESULTS

WESTMONT, ILLINOIS - September 17, 2006 -- IWI Holding Limited (OTCBB - JEWLF), a U.S. based designer, merchandiser, and wholesale distributor of fine jewelry, today reported its results of operations for the second quarter ended June 30, 2007.

For the second quarter of 2007 IWI reported a net loss of $488,000 or $0.19 per share on net sales of $6,122,000 compared to a net loss of $260,000 or $0.10 per share on net sales of $6,760,000 for the comparable period in 2006.

For the six months ended June 30, 2007, the Company reported a net loss of $668,000, or $0.26 per share on net sales of $13,425,000 compared to a net loss of $498,000 or $0.19 per share on net sales of $12,044,000 for the comparable period in 2006.

Sales for the six-month period ended June 30, 2007 increased $1,381,000 or 11.5% to $13,425,000 for the same period a year ago. Included in the reported sales were liquidation sales of $1,305,000 in 2007 vs. $793,000 for the same period in 2006, an increase of $512,000. Sales excluding liquidation sales increased $869,000 or 7.7%. Liquidation sales continue to be a strategic part of the Companies process to control and regulate its inventory. Most of the products sold under the liquidation process represent customer returns and in some cases overstock. Gross profit decreased $120,000 or 4.7% for the six-month period ended June 30, 2007 reflecting a decrease in gross margin of 3.1% compared to the prior year. Excluding the impact of liquidation sales gross margin decreased 1.4%. The rate of returned merchandise increased slightly with that experienced in 2006 to 9.4%.

Selling, General and Administrative expenses decreased $51,000 or 1.8% for the six-month period and increased $17,000 or 1.1% in the second quarter. Interest expense increased $101,000 or 37.5% to $374,000 for the six months ending June 30, 2007, for the second quarter interest costs increased $46,000 or 32.7% to $189,000. The increase in interest expense primarily reflects increased interest rates under the forbearance agreement instituted by the current lender whereby the interest charged by the lender increased 3.75% to prime plus 4%.

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company’s actual results could differ materially from those set forth in the forward-looking statements as a result of among other factors, the risk factors set forth above, and in the Company’s filings with the Securities and Exchange Commission, changes in general economic conditions and changes in the assumptions used in making such forward-looking statements.

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(financials to follow)

IWI HOLDING, LTD
Consolidated Statement of Cash Flows
(In Thousands)
(Unaudited)
	Six Months	Twelve Months
	Ended	Ended
	June 30, 2007	December 31, 2006

Cash Flows From Operating Activities:
Net Income (Loss)	$(668)	$(127)
Adjustment to reconcile net income loss to net
cash used in operating activities:
Depreciation and amortization	6	15
(Recoveries of) provision for doubtful accounts	(115)	33
Changes in operating assets and liabilities:
Accounts receivable	4,645	232
Inventories	972	(1095)
Deferred income taxes	-	-
Prepaid expenses	1	(29)
Accounts payable trade	(638)	845
Accounts payable trade affiliated companies	403	155
Accrued liabilities	(412)	(121)

Net cash provided by (used in) operating activities:	4,194	(92)
Investing activities:
Purchases of property and equipment	(30)	(5)
Proceeds from sale of equipment	-	-
Proceeds from sale of assets held for disposal	-	-
Net cash generated (used in) investing activities	(30)	(5)
Cash Flows from Financing Activities
Borrowings from (payments on) notes payable to employees
Employes	(30)	-
Other	(200)	269
Proceeds from (payments on) lines of credit, net	(3,917)	(209)
Net cash provided by (used in) financing activities	(4,147)	60
Net increase (decrease) in cash	17	(37)
Cash at beginning of year/period	102	139
Cash at End of Period	$119	$102

IWI HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)
	(Unaudited)
	June	December 31
ASSETS	2007	2006
Current Assets:
Cash	$119	$102
Accounts Receivable, Less Allowances for Doubtful
Accounts of $441 in 2007 and $551 in 2006	4,541	9,071
Inventories	8,799	9,771
Deferred Income Taxes	156	156
Prepaid Expenses	133	134
Total Current Assets	13,748	19,234

Property and Equipment	3,013	2,983
Less Accumulated Depreciation	(2,871)	(2,865)
Property and Equipment - Net	142	118
Total Assets	$13,890	$19,352
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Line of Credit	$3,787	$7,704
Notes Payable
Employees, related parties	264	294
Other	722	922
Accounts Payable, Trade	5,479	6,117
Accounts Payable to Affiliated Company	1,976	1,573
Accrued Liabilities	987	1,399
Total Current Liabilities	13,215	18,009
Stockholders' Equity:
Preferred Stock, $1 Par Value; 5,000,000 Shares
Authorized; 3,644,880 Shares Issued and Outstanding	3,645	3,645
Common Stock, No Par Value; 10,000,000 Shares
Authorized; 2,554,700 Shares Issued and
Outstanding	-	-
Additional Paid in Capital	12,446	12,446
Retained Earnings (Deficit)	(15,416)	(14,748)
Total Stockholders' Equity	675	1,343
Total Liabilities and Stockholders' Equity	$13,890	$19,352

IWI HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)
(Unaudited)
	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006

Net Sales	$6,122	$6,760	$13,425	$12,044
Cost of Sales	4,909	5,382	10,972	9,471
Gross Profit (Loss)	1,213	1,378	2,453	2,573
Selling, general and administrative expenses	1,512	1,495	2,751	2,802
Income (Loss) from Operations	(299)	(117)	(294)	(229)
Interest Expense	189	143	374	269

Income (Loss) before Income Taxes	(488)	(260)	(668)	(498)
Income taxes (benefit)	-	-	-	-

Net Income (Loss)	$(488)	$(260)	$(668)	$(498)

Net Income (Loss) per Common Share	.$ (0.19)	$(0.10)	$(0.26)	$(0.19)

Weighted Average Number of
Common Shares Outstanding	2,554,700	2,554,700	2,554,700	2,554,700

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IWI HOLDINGS LIMITED

Date: September 17, 2007	By:	/s/ Joseph K. Lau
Joseph K. Lau
President & Chief Executive Officer